August 29, 2014

Via E-mail

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Special Counsel

Re: Blucora, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed February 27, 2014 and May 1, 2014, respectively

File No. 000-25131

Dear Ms. Mills-Apenteng:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated August 8, 2014 (the "Comment Letter"), regarding the Staff's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2014. Our responses to each comment are provided below. For the Staff's convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

General

  Please be advised that comments regarding your confidential treatment request, provided under separate cover, must be resolved prior to the completion of this review.

  Response: The Staff has indicated that that the comments regarding our confidential treatment request have now been resolved, and we expect that the Staff will grant the Company's amended request for confidential treatment in the near future.

  Form 10-K for the Fiscal Year Ended December 31, 2013

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

  We note your risk factor that states the number of people who access similar products and services through mobile devices, such as smartphones and tablets, has increased dramatically in the past few years and you have limited experience to date in developing products and services for users of these alternative devices. In addition, we note the discussion in your March 31, 2014 Form 10-Q regarding the negative impact on revenues from certain distribution partners migrating their mobile and tablet traffic to other content providers in light of the Google contract change. Quantify for us the amount of revenues generated from mobile devices and tell us how you considered providing metric information for your mobile users to add further context to this potential risk. In addition, describe any additional metrics that you use to manage and analyze revenues generated from and mobile devices. We refer you to Section III.A of SEC Release No. 33-8350.

  Response: On February 20, 2014, we filed a current report on Form 8-K that announced the entry into a new agreement with Google. We noted that revenue for search traffic that originated from desktops and laptops represented approximately 85% of our fourth quarter 2013 Search revenue, meaning approximately 15% of our Search revenue during this period originated from mobile and tablet devices that would be impacted by the removal of Google AdSense for Search.

  We determined that we would not disclose revenue generated from, or metrics related to, mobile devices, or any other specific types of devices, in our MD&A as we do not use search traffic by device type in managing the Search business and such information is not readily available, and we therefore do not consider it to be a key performance indicator of the type described in SEC Release No. 33-8350. The quantification disclosed in the Form 8-K filed on February 20, 2014 was based upon multiple internal and external reporting sources that we used to estimate the size of the exposure to fourth quarter 2013 revenue. However, this analysis was done solely for the purpose of providing information to shareholders regarding the potential impact of the change from the Google agreement, and while we were comfortable that this analysis provided us with a general overview of the percentage of traffic from mobile devices for that period, we do not believe that it provides a level of detail that would allow us to use or provide reliable ongoing individual metrics regarding mobile traffic.

  Our revenues, especially in the near term, skew towards desktop and laptop traffic after the removal of Google mobile advertisements, indicating that mobile revenues are less meaningful to our Search business on a go-forward basis. We acknowledge the Staff's comment and will continue to consider further disclosure of metrics related to revenues generated from mobile devices in the event such revenues become meaningful and to the extent that we have access to metrics that could be used to manage the business. Further, in future filings we will disclose in the MD&A introduction that our Search revenues are predominantly generated from desktop and laptop computers.

  Segment Revenue/Operating Income

  Search, page 36

  We note that your top five distribution partners accounted for 33% and 47% of your search revenue for fiscal years 2013 and 2012, respectively. Please tell us whether any of these distribution partners has accounted for 10% or more your revenue in either of those years or presently. Please also tell us whether you have long-term, exclusive agreements with any of your top five distribution partners. If so, please describe the material terms of any such agreements in your response letter and include appropriate disclosure in future filings.

  Response: None of the Company's top five distribution partner web properties generated 10% or more of the Company's consolidated revenues in fiscal year 2012, fiscal year 2013, or in any quarter in fiscal year 2014. In addition, we do not have "long-term exclusive agreements" with any of our top five distribution partners. While we seek to renew or extend our agreements with our top partners each year, none of the top five partners have contract terms that currently exceed one year, and two of those agreements are fully exclusive during their current terms.

  Non-GAAP Financial Measures, 46

  We note that the Non-GAAP Income and Non-GAAP Earnings per Share reconciliations starting on page 47 include separate line items for the cash tax effect of adjustments. Please tell us how you considered disclosing how the tax effect was calculated. See Question 102.11 of the Division of Corporate Finance's Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

  Response: The cash tax impact of adjustments to GAAP net income represented 0.8%, 0.4%, and 0.1% of GAAP income from continuing operations for the years ended December 31, 2013, 2012, and 2011, respectively. Given the insignificance of such amounts, the Company did not disclose specifically how that tax impact was calculated. Instead, the Company disclosed that a substantial portion of its cash tax liabilities would be offset through the utilization of deferred tax assets, which primarily consist of U.S. federal net operating losses, thereby informing the reader that cash tax amounts should be relatively insignificant.

  Audited Financial Statements

  Consolidated Statements of Comprehensive Income, page 64

  We note that product sales associated with your Tax Preparation segment are included in the services revenue line item in your income statement. Quantify the amount of product sales and the related cost of sales associated with your Tax Preparation segment included in services revenues and the related cost of sales for all periods included in the filing. As part of your response, please tell us how your current presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X.

Response: Amounts related to sales of packaged software included in "Services revenue" were as follows (in thousands, except percentages):

	Years ended December 31,
	2013	2012	2011 (1)
Amount in "Services revenue"	$6,460	$4,175	$ --
As % of "Total revenues"	1.1%	1.0%	N/A

  The Tax Preparation business was acquired in January 2012.

Rule 5-03(b)1 generally requires a company to state separately (a) net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others, (c) income from rentals, (d) revenues from services, and (e) other revenues. However, Rule 5-03(b) also provides that if income is derived from more than one class mentioned above, each class which is not more than 10% of the sum of the items may be combined with another class, and, if so combined, the related costs and expenses also shall be combined. Since revenue from packaged software is not more than 10% of total revenues, the Company has included amounts related to sales of packaged software in "Services revenue" and "Services cost of revenue," which is consistent with the classification of the Tax Preparation business's most material revenue sources.

Note 2. Summary of Significant Accounting Policies

Search Services Revenue Recognition, page 71

  We note the disclosure on page 71 that the company "assumes the credit risk for amounts invoiced to its Search Customers." Supplementally clarify whether the company is obligated to pay distribution partners for the paid search results, content, and information directed to their web properties in the event that a Search Customer does not pay the company. Tell us how this factored into your determination that the company is the primary obligor in arrangements with distribution partners. Refer to ASC 605-45 for guidance.

  Response: In the event that a Search Customer does not pay the Company for search results derived from a distribution partner's web properties, such non-payment is typically the result of the distribution partner's non-compliance with the terms and conditions of our Search Services agreement with such distribution partner, which includes the related terms and conditions of our Search Customers. In other words, such non-payment generally is not representative of our Search Customers' credit risk but rather a function of our distribution partner's contract compliance. The credit risk associated with our Search Customers is extremely low and not considered a key indicator in assessing primary obligor.

  In accordance with ASC 605-45, our determination of the primary obligor, and thus gross revenue reporting, was made after a careful review of all of the factors impacting gross versus net revenue reporting. Some of the more significant factors in our analysis include that we negotiate and set the terms of the agreements with our Search Customers, including the pricing and service terms by which we will provide the search services to that customer. We are responsible to the Search Customer for providing the services in accordance with those agreements, even though fulfillment of such services can be done through use of distribution partners. If we or a distribution partner do not provide services in a way that complies with the terms of the applicable agreement, we are responsible for remedying such services with the Search Customers. In reviewing the factors for gross versus net revenue reporting, we continue to believe that gross reporting of services provided to our Search Customers through our distribution partners remains appropriate and in accordance with ASC 605-45.

  Note 3. Business Combinations, page 75

  We note that your purchase of TaxACT on January 31, 2012 resulted in the allocation of $101.4 million to customer relationships. We also note that these customer relationships have an average useful life of 8 years. Please supplementally explain to us how you determined the average useful life was 8 years, including significant assumptions and judgments involved in arriving at that estimated life. In addition, please tell us, and revise future filings to disclose, the method of amortization you use and your basis for use of that method.

  Response: The customer relationships were valued using the excess earnings method under the income approach. The most significant assumption under such valuation methodology relates to customer retention. Historical retention rates were utilized and applied to projected revenue. The Company believes that the estimated useful life is the number of years in which 95% of the estimated future cash flows are achieved, which resulted in assignment of an 8-year life.

  As disclosed on page 69 of the Company's Form 10-K for the fiscal year ended December 31, 2013, the customer relationships, as identifiable intangible assets, are amortized over their useful lives on a straight-line basis. Since the annual estimated future cash flows generated by the customer relationships are fairly consistent over the assigned 8-year life, the Company determined that a straight-line basis of amortization for customer relationships was appropriate.

  Form 10-Q for the Quarterly Period Ended March 31, 2014

  Segment Revenue, Operating Income

  Search

  Current volatility in the Search business, page 20

  We note the significant slowdown of your owned and operated search business from a technology change requested by your Search Customers and that reflects an emerging search industry standard. To the extent this technology change event is reasonably likely to materially impact future operations and liquidity you should consider revising future filings to provide investors with greater insight into the nature and reason for the changes to this most significant portion of your business. See Item 303 of Regulation S-K.

  Response: We do not currently believe that the issue with the technology change is reasonably likely to materially impact future operations and liquidity. As we noted in our Form 10-Q for the quarter ended June 30, 2014, on page 23 under "Update to volatility in the Search and Content business," we believe that the issues with the technology change have been substantially addressed. The general nature of the technology change was a transition from delivering our metasearch results via an XML API to using a client-side JavaScript delivery. In connection with this change, there were multiple other technology changes related to how we acquire, process, deliver, display, and measure search results on our owned-and-operated and partner properties. The manner in which some of these changes were initially implemented resulted in our inability to properly manage the operations of some of these properties, resulting in lower margins and thus lower revenue. However, we believe we have substantially addressed these technology issues as of June 30, 2014. If our view on this issue changes, and we determine that these changes are reasonably likely to materially impact future operations and liquidity, we will revise our disclosure in future filings to provide investors with greater insight into the nature and reason for this change.

  With regard to the above noted changes impacting your search business please explain to us what impact these changes have had on your revenue recognition policies among your different revenue sources. In particular, please address any material impact on your presentation of gross revenue recognition among your arrangements, considering ASC 605-45 in your response.

  Response: The technology changes made, which are discussed in more detail in response 8 above, were the result of both Search Customer requests and internal Company decisions regarding business needs for technology updates. The Company continually evaluates and updates the technology utilized to acquire, process, deliver, display, and measure search results on our distribution and owned and operated properties. We believe that the Company's ability to make these technology changes is consistent with and further supports gross revenue reporting of our distribution partner activity under ASC 605-45 and, therefore, has had no impact on our gross versus net revenue recognition policy.

  Definitive Proxy Statement on Schedule 14A

  Compensation Discussion and Analysis

  Section IV. 2013 Performance and Targets, page 30

  We note that your annual cash incentive bonus includes a discretionary element that is based on an evaluation of each named executive officer's achievement of certain individual objectives. In future filings please discuss each named executive officer's individual objectives and provide insight into the evaluation of each named executive officer's achievement of these objectives. Additionally, please disclose in future filings the percentage of the discretionary element of your annual cash incentive bonus that was actually awarded.

Response: The discretionary element of the annual cash bonus is based on the evaluation by the Chief Executive Officer and the Compensation Committee (or in the case of the Chief Executive Officer, the Compensation Committee alone) of the overall performance of the individual executive, which often includes an evaluation of the achievement of certain individual objectives. However, those objectives are not directly tied to the amount of the discretionary element awarded. Instead, the amount awarded is based on the subjective evaluation of overall performance, with the achievement of the specific individual objectives as only one of the factors considered. As such, we do not believe that those individual objectives are material to investors. We will revise our disclosure in future filings to make this process more clear and to add context for those objectives. We will also disclose in future filings the percentage of the discretionary element that was actually awarded.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans

Eric Emans

Chief Financial Officer